For Immediate Release

Exhibit 99.1

TFI International Pre-Releases Strong TForce Freight Operating Results

– Unit recently acquired from UPS outperforms during second quarter –

Montreal, Quebec, July 13, 2021 – TFI International Inc. (NYSE and TSX: TFII), a North American leader in the transportation and logistics industry, today announced that during the second quarter of 2021, the company’s recently acquired TForce Freight operating company (formerly UPS Ground Freight) expects to report an adjusted operating ratio below 95%(1). The expected margin exceeds previously stated expectations of a 96-97% adjusted operating ratio within one year and is consistent with companywide strong performance during the quarter.  As previously announced, the company will release its financial results for the second quarter ended June 30, 2021, via news release on Monday, July 26, 2021, after market close.

ABOUT TFI INTERNATIONAL

TFI International Inc. is a North American leader in the transportation and logistics industry, operating across the United States, Canada and Mexico through its subsidiaries. TFI International creates value for shareholders by identifying strategic acquisitions and managing a growing network of wholly owned operating subsidiaries. Under the TFI International umbrella, companies benefit from financial and operational resources to build their businesses and increase their efficiency. TFI International companies service the following segments:

•	Package and Courier
•	Less-Than-Truckload
•	Truckload
•	Logistics

TFI International Inc. is publicly traded on the New York Stock Exchange and the Toronto Stock Exchange under the symbol TFII.  For more information, visit www.tfiintl.com.

For further information:

Alain Bédard

Chairman, President and CEO

TFI International Inc.

647-729-4079

abedard@tfiintl.com

(1) Adjusted operating ratio is a non-IFRS financial measure. Adjusted operating ratio does not have any standardized meaning prescribed by International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and is therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, it should not be considered in isolation, in addition to, not as a substitute for or superior to, measures of financial performance prepared in accordance with IFRS. Adjusted operating ratio is calculated as operating expenses from continuing operations before impairment of intangible assets, gain on sale of business, bargain purchase gain (including an expected gain on the purchase of UPS Ground Freight), and gain or loss on sale of land and buildings, assets held for sale, and intangible assets, net of fuel surcharge revenue, divided by revenue before fuel surcharge.

FORWARD-LOOKING STATEMENTS

This release contains certain statements that may be considered forward-looking statements within the meaning of applicable Canadian securities legislation, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and such statements are subject to the safe harbor created by those sections and the Private Securities Litigation Reform Act of 1995, as amended. All statements, other than statements of historical or current fact, are statements that could be deemed forward-looking statements, including, without limitation, statements relating to expected adjusted operating ratio. Forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified, which could cause future events and actual results to differ materially from those set forth in, contemplated by, or underlying the forward-looking statements. Forward looking statements are subject to various risks and uncertainties, including, but not limited to current beliefs, assumptions, and expectations of management, and those risks, uncertainties, and other factors identified from time-to-time in our filings with the Canadian provincial securities commissions and the U.S. Securities and Exchange Commission. Our preliminary results for the second quarter of 2021 have not been subjected to all the review procedures associated with the release of actual financial results and are premised on certain assumptions. Among the other factors enumerated herein, estimates and adjusting entries made during the review process and the completion of all review procedures and preparation of financial statements in accordance with IFRS could cause our actual results for second quarter of 2021 to differ from the preliminary results. Readers should also refer to the section “Risks and Uncertainties” at the end of the MD&A for the first quarter of 2021 for additional information on risk factors and other events that are not within the company’s control. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein.